Exhibit 99.2
AMENDMENT NO. 25 RELATING TO PURCHASE AGREEMENT
This Amendment Agreement (this "Agreement"), is made as of the 23rd day of March, 2018, by and among POLYMET MINING CORP., a company existing under the laws of British Columbia (the "Company"), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the "Issuer"), and GLENCORE AG, a corporation existing under the laws of Switzerland (the "Purchaser").
RECITALS
WHEREAS, the Company and the Issuer are seeking to develop the NorthMet Project located in St. Louis County, Minnesota, U.S.A.;
WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter  No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, as further amended by Amendment Letter No. 11, dated November 16, 2009, as further amended by the 2010 Amendment and Waiver (as defined below), as further amended by the 2011 Amendment and Waiver (as defined below), as further amended by Amendment Letter No. 14, dated April 10, 2013 (“Amendment No. 14”), as further amended by the 2014 Amendment and Waiver (as defined below), as further amended by Amendment Letter No. 16 dated January 29, 2015 (“Amendment No. 16”), as further amended by Amendment Letter No. 17 dated July 30, 2015 (“Amendment No. 17”), as further amended by Amendment Letter No. 18 dated December 15, 2015 (“Amendment No. 18”), as further amended by Amendment Letter No. 19 dated January 27, 2016 (“Amendment 19”), as further amended by Amendment Letter No. 20 dated June 2, 2016 (“Amendment 20”), as further amended by Amendment Letter No. 21 dated June 30, 2016 (“Amendment 21”), as further amended by Amendment Letter No. 22 dated September 14, 2016 (“Amendment 22”), as further amended by Amendment Letter No. 23 dated October 24, 2016 (“Amendment 23”) and as further amended by Amendment Letter No. 24 dated September 14, 2017 (“Amendment 24”) (as amended, supplemented or otherwise modified from time to time, the "Purchase Agreement");
WHEREAS, pursuant to the Purchase Agreement, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a "Debenture" and collectively, the "Debentures") in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000 (the "Original Tranche E Debenture"), in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued (i) a warrant, exercisable from time to time (the "Exchange Warrant"), to purchase common shares of the Company, without par value (the "Common Shares"), in an amount equal to the principal amount of the Debentures divided by US$4.00;
WHEREAS, (1) the first Debenture in the initial principal amount of US$7,500,000 (the "Tranche A Debenture") was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the initial principal amount of US$7,500,000 (the "Tranche B Debenture") was issued to the Purchaser on December 24, 2008; (3) the third Debenture in the initial principal amount of US$5,000,000 (the "Tranche C Debenture") was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the initial principal amount of US$5,000,000 (the "Tranche D Debenture" and together with the Tranche A Debenture, Tranche B Debenture and Tranche C Debenture, the "Outstanding Debentures") was issued to the Purchaser on September 2, 2009;
WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 12, 2010 (the "2010 Amendment and Waiver"), pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant were extended from September 30, 2011 to September 30, 2012, (2) any and all obligations of the Issuer to issue the Original Tranche E Debenture and any and all obligations of the Purchaser to purchase the Original Tranche E Debenture pursuant to the Purchase Agreement were terminated and discharged in all respects (the "Original Tranche E Debenture Termination"), and (3) the Company issued to the Purchaser a warrant to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per share at any time until December 31, 2015 (the “2010 Warrant’);

WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of November 30, 2011 (the "2011 Amendment and Waiver"), pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures was extended from September 30, 2012 to the earlier to occur of certain events or September 30, 2014, (2) the exercise price of the Exchange Warrants was amended to US$1.50 per share, (3) the Company issued to the Purchaser warrants to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per share at any time until December 31, 2015 (the “2011 Warrants”), and (4) the terms of the 2010 Warrants were amended to conform to the 2011 Warrants;
WHEREAS, the Company, the Issuer and the Purchaser rescinded the Original Tranche E Debenture Termination and amended the obligations of the Issuer pursuant to the Purchase Agreement to issue a fifth Debenture in the principal amount of US$20,000,000 (the "Amended Tranche E Debenture") and the obligations of the Purchaser to purchase the Amended Tranche E Debenture pursuant to the Purchase Agreement, on the terms and subject to the conditions contained in Agreement Letter No. 14;
WHEREAS, the Amended Tranche E Debenture were repaid in full on July 4, 2013;
WHEREAS, on July 4, 2013, pursuant to Amendment No. 14, the exercise price of the Exchange Warrants was amended to US$1.2920 per share and the exercise price of the 2010 Warrants and the 2011 Warrants was amended to US$1.3007 per share;
WHEREAS, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver, dated as of April 25, 2014 (the "2014 Amendment and Waiver"), pursuant to which, among other things, the maturity date of each of the Outstanding Debentures was extended from the earlier to occur of certain events or September 30, 2014 to the earlier to occur of the same certain events or September 30, 2015;
WHEREAS, on January 29, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 16 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche F debenture (the “Tranche F Debenture”), and the Issuer and the Purchaser agreed to issue a tranche G debenture (the “Tranche G Debenture”), a tranche H debenture (the “Tranche H Debenture”) and a tranche I debenture (the “Tranche I Debenture,” and collectively with the Tranche F Debenture, the Tranche G Debenture and the Tranche H Debenture, the “2015 Debentures”) in the aggregate initial principal amount of US$30,000,000 pursuant to the Purchase Agreement;
WHEREAS, the Tranche F Debenture was issued and fully paid for on January 30, 2015 and the Tranche G Debenture was issued and fully paid for on April 15, 2015 and the Tranche H Debenture was issued and fully paid for on July 1, 2015 and the Tranche I Debenture was issued and fully paid for on October 1, 2015;
WHEREAS, on July 30, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 17 pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures and the expiration date of the Exchange Warrant was extended from the earlier to occur of certain events or September 30, 2015 to the earlier to occur of the same certain events or March 31, 2016; (2) the Outstanding Debenture Floating Rate was reset to LIBOR plus 8.0% per annum with effect from August 1, 2015; and (3) the terms of the 2010 Warrants and the 2011 Warrants were amended such that their expiry date was extended to December 31, 2016 before 5:00 p.m. (Vancouver time) and the exercise price was amended to US$0.9292 per share;

WHEREAS, On December 15, 2015, the Company, the Issuer and the Purchaser entered into Amendment No. 18 pursuant to which, among other things, (1) the maturity date of each of the Outstanding Debentures was extended from the earlier to occur of certain events or March 31, 2016 to the earlier of (i) the availability of at least Eighty Million U.S. Dollars (US$80,000,000) of debt or equity financing, or (ii) March 31, 2017 or (iii) such earlier date upon acceleration or by redemption or repayment (“Early Repayment Date”) as subsequently defined as the date on which the Issuer elects to repay the outstanding principal and unpaid and accrued interest thereunder provided that the Issuer can demonstrate that such early repayment is prudent and provided that the Issuer has provided to the Purchaser with ten (10) business days’ notice of such early repayment; (2) the Expiration Date of the Exchange Warrant was extended to the maturity date of the Outstanding Debentures; (3) the maturity date of each of the 2015 Debentures was extended from the earlier to occur of certain events or March 31, 2016 to the earlier of (i) the availability of at least Eighty Million U.S. Dollars (US$80,000,000) of debt or equity financing, or (ii) March 31, 2017; (4) the Outstanding Debentures and the 2015 Debentures floating rate was reset to LIBOR plus 15.0% with effect from January 1, 2016; and (5), the terms of the 2010 Warrants and the 2011 Warrants were amended such that their expiry date was extended to December 31, 2017 before 5:00 p.m. (Vancouver time) and the exercise price was amended to US$0.8231 per share;
WHEREAS, on January 27, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 19 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche J debenture (the “Tranche J Debenture”) in the initial principal amount of US$11,000,000 pursuant to the Purchase Agreement;
WHEREAS, on June 2, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 20 pursuant to which, among other things, the Issuer issued to the Purchaser a tranche K debenture (the “Tranche K Debenture”), and the Issuer and the Purchaser agreed to issue a tranche L debenture (the “Tranche L Debenture”) and a tranche M debenture (the “Tranche M Debenture,”) in the aggregate initial principal amount of US$14,000,000 pursuant to the Purchase Agreement;
WHEREAS, on June 30, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 21 pursuant to which, among other things, the Issuer agreed to issue and the Purchaser agreed to purchase the Tranche L Debenture in two tranches, the Tranche L-1 Debenture in the initial principal amount of US$5,000,000 (the “Tranche L-1 Debenture”) and the Tranche L-2 Debenture in the initial principal amount of US$3,000,000 (the “Tranche L-2 Debenture”, and together with the Tranche J Debenture, the Tranche K Debenture, the Tranche M Debenture, and the Tranche L-1 Debenture, the “2016 Debentures”) pursuant to the Purchase Agreement, on the terms and subject to the conditions contained in this Agreement;
WHEREAS, on July 26, 2016, the Company, the Issuer and the Purchaser agreed an interim financing plan and the Issuer and the Purchaser agreed to proceed with the purchase and sale of the Tranche M Debenture;
WHEREAS, on September 14, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 22 pursuant to which, among other things, the parties agreed to extend the maturity date of the Debentures, as defined therein, and amend the interim financing plan;
WHEREAS, on October 24, 2016, the Company, the Issuer and the Purchaser entered into Amendment No. 23 pursuant to which, among other things, (1) the Purchaser agreed to exercise its right to purchase 14,111,251 Common Share Units (as defined in Amendment No. 23), (2) the exercise price of the Exchange Warrant was adjusted to US$1.2696 per share, and (3) the Company and the Issuer agreed to issue to the Purchaser warrants (the “2016 Warrants”) to purchase 625,000 Common Shares on the same terms and conditions as the warrants included in the Common Share Units except that the exercise price is US$0.7797;
WHEREAS, on September 14, 2017, the Company, the Issuer and the Purchaser entered into Amendment No. 24 pursuant to which, among other things, the Issuer issued to the Purchaser a Tranche N Debenture in the initial principal amount of US$15,000,000 (the “Tranche N Debenture”) and a Tranche O Debenture in the initial principal amount of US$5,000,000 (the “Tranche O Debenture”) (together the “2017 Debentures”) pursuant to the Purchase Agreement;

WHEREAS the Issuer wishes to issue, subject to the right to cancel each tranche individually upon providing notice more than fourteen days prior to issuance, and the Purchaser wishes to purchase a Tranche P Debenture (the “Tranche P Debenture”) in the initial principal amount of US$20,000,000, a Tranche Q Debenture (the “Tranche Q Debenture”) in the initial principal amount of US$15,000,000, a Tranche R Debenture (the “Tranche R Debenture”) in the initial principal amount of US$15,000,000, a Tranche S Debenture (the “Tranche S Debenture”) in the initial principal amount of US$20,000,000 and a Tranche T Debenture (the “Tranche T Debenture”) in the initial principal amount of US$10,000,000 (the Tranche P Debenture, the Tranche Q Debenture, the Tranche R Debenture, the Tranche S Debenture and the Tranche T Debenture, together the “2018 Debentures”) in the aggregate initial principal amount of US$80,000,000 pursuant to the Purchase Agreement, on the terms and subject to the conditions contained in this Amendment; and
WHEREAS, the Company, the Issuer and the Purchaser wish to (i) extend the maturity date of each of the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures, and (ii) reduce the interest rate on each of the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures, (iii) extend the Expiration Date of the Exchange Warrant, and (iv) issue Purchase Warrants, in each case, on the terms and subject to the conditions contained in this Amendment;
NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:
1.	Definitions

Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.
2.	Amendment to the Purchase Agreement

The Company, the Issuer and the Purchaser hereby agree to amend the Purchase Agreement from and after the Effective Date as follows notwithstanding any contrary provision therein:
The following definitions shall be added to or amended in Section 1:
(a)	"Amendment No. 25 to the Purchase Agreement" means the amending agreement made as of March 23, 2018 by and among the Company, the Issuer and the Purchaser."

(b)
“Debentures” shall be amended to mean the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Tranche E Debenture, the Tranche F Debenture, the Tranche G Debenture, the Tranche H Debenture, the Tranche I Debenture, the Tranche J Debenture, the Tranche K Debenture, the Tranche L-1 Debenture, the Tranche L-2 Debenture, the Tranche M Debenture, the Tranche N Debenture, the Tranche O Debenture, the Tranche P Debenture, the Tranche Q Debenture, the Tranche R Debenture, the Tranche S Debenture and the Tranche T Debenture provided, however, as used in and with respect to the Exchange Warrant, the term “Debentures” shall mean the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture and shall not include the Tranche E Debenture, the Tranche F Debenture, Tranche G Debenture, the Tranche H Debenture, the Tranche I Debenture, the Tranche J Debenture, the Tranche K Debenture, the Tranche L-1 Debenture,  the Tranche L-2 Debenture, the Tranche M Debenture, the Tranche N Debenture, the Tranche O Debenture, the Tranche P Debenture, the Tranche Q Debenture, the Tranche R Debenture, the Tranche S Debenture and the Tranche T Debenture;

(c)
"Tranche P Closing Date" shall mean the  Business Day next following May 1, 2018, or such earlier date as agreed by the Issuer, the Company and the Purchaser, provided that the conditions set out in subsections (a) to (n) in Section 4.19 are fulfilled by the Issuer and the Company or waived in writing by the Purchaser;

(d)
"Tranche P Debenture" shall mean a seventeenth Debenture in the initial principal amount of US$20,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser in the amount of the Tranche P Subscription Amount on the Tranche P Closing Date, in the form attached as Exhibit A to this Agreement;

(e)	"Tranche P Subscription Amount" shall mean US$20,000,000;

(f)	"Tranche Q Closing Date" shall mean the Business Day next following August 1, 2018 or such earlier date as agreed by the Issuer, the Company and the Purchaser;

(g)
"Tranche Q Debenture" shall mean a eighteenth Debenture in the initial principal amount of US$15,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser in the amount of the Tranche Q Subscription Amount on the Tranche Q Closing Date, in the form attached as Exhibit B to this Agreement;

(h)	"Tranche Q Subscription Amount" shall mean US$15,000,000;

(i)	"Tranche R Closing Date" shall mean the Business Day next following September 18, 2018 or such earlier date as agreed by the Issuer, the Company and the Purchaser;

(j)
"Tranche R Debenture" shall mean a nineteenth Debenture in the initial principal amount of US$15,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser in the amount of the Tranche R Subscription Amount on the Tranche R Closing Date, in the form attached as Exhibit C to this Agreement;

(k)	"Tranche R Subscription Amount" shall mean US$15,000,000;

(l)	"Tranche S Closing Date" shall mean the earlier the Business Day next following November 1, 2018 or such earlier date as agreed by the Issuer, the Company and the Purchaser;

(m)
"Tranche S Debenture" shall mean a twentieth Debenture in the initial principal amount of US$20,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser in the amount of the Tranche S Subscription Amount on the Tranche S Closing Date, in the form attached as Exhibit D to this Agreement;

(n)	"Tranche S Subscription Amount" shall mean US$20,000,000;

(o)
"Tranche T Closing Date" shall mean the earlier of (i) 10 Business Days after issuance of the final Permit to Mine for the NorthMet Project, (ii) December 31, 2018, and (iii) such date as agreed by the Issuer, the Company and the Purchaser;

(p)
"Tranche T Debenture" shall mean a twenty-first Debenture in the initial principal amount of US$10,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser in the amount of the Tranche T Subscription Amount on the Tranche T Closing Date, in the form attached as Exhibit E to this Agreement;

(q)	"Tranche T Subscription Amount" shall mean US$10,000,000;

(r)	Current Section 4.19 Post-Closing Covenants and Section 4.20 Compliance with Conditions of the Purchase Agreement shall be renumbered as Section 4.24 and Section 4.25, respectively.

(s)	Section 4.19 of the Purchase Agreement shall read as follows:

"Tranche P Closing.  On the Tranche P Closing Date, provided the conditions set out below in subsections (a) to (n) in this Section 4.19 have been fulfilled by the Issuer and the Company or waived in writing by the Purchaser, and provided that the Issuer has not notified the Purchaser of cancellation of obligation to issue and obligation to purchase the Tranche P Debenture more than fourteen (14) days prior to the Tranche P Closing Date, the Purchaser shall promptly initiate and cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche P Subscription Amount.  On the date such funds have been received by the Issuer, the Tranche P Debenture shall be released from escrow to the Purchaser whereupon the Tranche P Debenture shall be deemed to be issued and the Purchaser shall fill in by hand the date of such receipt as the date of issuance of the Tranche P Debenture.  The above-mentioned conditions are as follows:
(a)
the Issuer shall have executed and registered an amendment to the Erie Plant Mortgage to reflect Amendment No. 25 to the Purchase Agreement and the issuance of the 2018 Debentures (the "2018 Erie Plant Mortgage Amendment") and delivered copies of such registered 2018 Erie Plant Mortgage Amendment to the Purchaser, and shall have paid the mortgage registration fee payable in connection therewith;

(b)
the Issuer shall have obtained, and delivered to the Purchaser, a standard “date-down” endorsement to the Purchaser’s lender’s policy of title insurance with respect to the Erie Plant Mortgage, insuring that the lien of the Erie Plant Mortgage remains, as of the date of registration of the 2018 Erie Plant Mortgage Amendment, in full force and effect as a first mortgage lien on the premises described thereon, without any Encumbrances other than those listed on the Purchaser’s original policy of title insurance;

(c)
the actual and proposed capital expenditures and other expenses of the Company and the Issuer shall be in material compliance with the projections and planned expenditures set out in the NorthMet Project Budget for the calendar year 2018 as approved by the Board of Directors of the Company and each of the Company and the Issuer shall have delivered an officer’s certificate dated the Tranche P Closing Date to the Purchaser to such effect;

(d)
the representations and warranties set forth in Section 5.1 shall be true and correct in all respects on and as of the Tranche P Closing Date, by reference to the facts and circumstances then existing (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) and each of the Company and the Issuer shall have delivered an officer’s certificate dated the Tranche P Closing Date to the Purchaser to such effect;

(e)	the Company and the Issuer shall have executed and delivered to the Purchaser:

(i)	in escrow the Tranche P Debenture, undated, duly executed by the Issuer and registered in the name of the Purchaser;

(ii)
a certificate dated the Tranche P Closing Date of an officer of the Company and the Issuer, respectively, certifying the resolutions of the directors of the Company and the Issuer authorizing the execution and delivery of Amendment No. 25 to the Purchase Agreement, confirming that the resolutions referred to in Sections 4.2(d) and 4.2(e) of the Purchase Agreement have not been rescinded or modified by the Company or the Issuer, respectively, and a certificate of status, good standing or like certificate dated the Tranche P Closing Date with respect to the Issuer and to the Company and issued by appropriate government officials of the jurisdiction of its organization; and

(iii)	written confirmation of the Company dated the Tranche P Closing Date that its obligations under the Parent Guarantee remain in full force and effect following the issuance of the Tranche P Debenture;

(f)	the execution of the confirmation of secured obligations agreement dated the Tranche P Closing Date by the Purchaser, the Issuer and the Company;

(g)
the Purchaser shall have received opinions dated the Tranche P Closing Date of counsel to the Company and of counsel to the Issuer, addressed to the Purchaser, but limited to Amendment No. 25 to the Purchase Agreement and the Tranche P Debenture, the documents executed and delivered by the Issuer in respect of the 2018 Erie Plant Mortgage Amendment, the confirmations of the Company referred to in this Section 4.19(e)(iii) and such matters as the Purchaser may request, acting reasonably;

(h)
the Company and the Issuer shall be in compliance with their covenants hereunder and their covenants in the Ancillary Agreements and the Security Documents, and each of the Company and the Issuer shall have delivered an officer’s certificate dated the Tranche P Closing Date to the Purchaser to such effect;

(i)
no Event of Default shall have occurred and be continuing, and each of the Company and the Issuer shall have delivered an officer’s certificate dated the Tranche P Closing Date to the Purchaser to such effect;

(j)
all interest and other payments then payable under the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures shall have been paid on a timely basis and no such payments shall be late or outstanding;

(k)
no event has occurred or failed to occur since December 31, 2017 which has had or could reasonably be expected to have a Material Adverse Effect, and each of the Company and the Issuer shall have delivered an officer’s certificate dated the Tranche P Closing Date to the Purchaser to such effect;

(l)
the Purchaser shall be satisfied, acting reasonably, that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Encumbrances in favor of the Purchaser have been made or taken;

(m)	none of the assets of the Company or the Issuer shall be subject to any Encumbrances other than Permitted Encumbrances; and

(n)
the Purchaser being satisfied that there is no pending or threatened judicial, administrative or other proceedings, investigations or litigation which seek to adjourn, delay, enjoin, prohibit or impose material limitations on any aspect of the transactions contemplated by this Agreement, the Ancillary Agreements or the Security Documents or which has, or could reasonably be expected to have a Material Adverse Effect."

(t)	Section 4.20 of the Purchase Agreement shall read as follows:

"Tranche Q Closing.  On the Tranche Q Closing Date, provided that the Issuer has not notified the Purchaser of the cancellation of the obligation of the Issuer to issue and the obligation of the Purchaser to purchase the Tranche Q Debenture more than fourteen (14) days prior to the Tranche Q Closing Date, the Purchaser shall promptly initiate and cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche Q Subscription Amount.  On the date such funds have been received by the Issuer, the Tranche Q Debenture shall be released from escrow to the Purchaser whereupon the Tranche Q Debenture shall be deemed to be issued and the Purchaser shall fill in by hand the date of such receipt as the date of issuance of the Tranche Q Debenture.“
(u)	Section 4.21 of the Purchase Agreement shall read as follows:

"Tranche R Closing.  On the Tranche R Closing Date, provided that the Issuer has not notified the Purchaser of the cancellation of the obligation of the Issuer to issue and the obligation of the Purchaser to purchase the Tranche R Debenture more than fourteen (14) days prior to the Tranche R Closing Date, the Purchaser shall promptly initiate and cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche R Subscription Amount.  On the date such funds have been received by the Issuer, the Tranche R Debenture shall be released from escrow to the Purchaser whereupon the Tranche R Debenture shall be deemed to be issued and the Purchaser shall fill in by hand the date of such receipt as the date of issuance of the Tranche R Debenture.“
(v)	Section 4.22 of the Purchase Agreement shall read as follows:

"Tranche S Closing.  On the Tranche S Closing Date, provided that the Issuer has not notified the Purchaser of the cancellation of the obligation of the Issuer to issue and the obligation of the Purchaser to purchase the Tranche S Debenture more than fourteen (14) days prior to the Tranche S Closing Date, the Purchaser shall promptly initiate and cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche S Subscription Amount.  On the date such funds have been received by the Issuer, the Tranche S Debenture shall be released from escrow to the Purchaser whereupon the Tranche S Debenture shall be deemed to be issued and the Purchaser shall fill in by hand the date of such receipt as the date of issuance of the Tranche S Debenture.“
(w)	Section 4.23 of the Purchase Agreement shall read as follows:

"Tranche T Closing.  On the Tranche T Closing Date, provided that the Issuer has not notified the Purchaser of the cancellation of the obligation of the Issuer to issue and the obligation of the Purchaser to purchase the Tranche T Debenture more than fourteen (14) days prior to the Tranche T Closing Date, the Purchaser shall promptly initiate and cause a wire transfer in same day funds to be sent to the account of the Issuer, as instructed in writing by the Issuer, in an amount equal to the Tranche T Subscription Amount.  On the date such funds have been received by the Issuer, the Tranche T Debenture shall be released from escrow to the Purchaser whereupon the Tranche T Debenture shall be deemed to be issued and the Purchaser shall fill in by hand the date of such receipt as the date of issuance of the Tranche T Debenture.“

3.	Amendment to the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures

From and after the Effective Date:
(a)
The “Maturity Date” of each of the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures will be amended and extended to conform to the 2018 Debentures, namely the earlier of (i) the availability of at least One Hundred Million U.S. Dollars (US$100,000,000) [of debt or equity financing], and (ii) March 31, 2019.  For the avoidance of doubt, “Early Repayment Date” shall continue to be any Business Day prior to the Maturity Date that the Issuer elects to repay the outstanding principal and unpaid and accrued interest on the Debentures provided that the Issuer can demonstrate that such early repayment is prudent and the Issuer has given ten (10) business days’ prior written notice to the Purchaser of its intent to repay the Debentures.

(b)
The “Floating Rate” of each of the Outstanding Debentures, the 2015 Debentures, the 2016 Debentures, and the 2017 Debentures will be amended to read LIBOR plus 10.00% per annum effective April 1, 2018, which Floating Rate shall reset from time to time in accordance with the existing terms and conditions of each Debenture (as amended), provided that the percentage margin set forth in this sentence shall remain fixed until such time as each such debenture is repaid in full.

4.	Amendment to the Exchange Warrant

From and after the Effective Date, the “Expiration Date” of the Exchange Warrant shall be amended to mean 11:59 P.M., Eastern time on the Maturity Date of the Outstanding Debentures, subject to approval of the NYSE American and the Toronto Stock Exchange.  For the avoidance of doubt, Paragraph 5(c) Mandatory Exercise of the Warrant of the Amended and Restated Exchange Warrant amended on December 6, 2011 shall not be amended in any way by this Amendment No. 25.
5.	Issuance of the Purchase Warrant

As partial consideration hereunder, the Company shall issue to the Purchaser a warrant to purchase 6,458,001 common shares of the Company, substianlly in the form as Exhibit F hereto and subject to approval of the NYSE American and the Toronto Stock Exchange.
6.	Effectiveness

This Agreement shall become effective (the “Effective Date”) and be deemed effective as of the date hereof upon execution of counterparts of this Agreement by each of the Company, the Issuer and the Purchaser.
7.	Representations and Warranties of the Company and the Issuer

a.
Each of the Company and the Issuer hereby confirms the representations and warranties in the Purchase Agreement are true and accurate as if the representation and warranty was given as of the date hereof and makes the following additional representations and warranties to the Purchaser:

(i)
Authorization; Enforcement. Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

b.	The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

(i)
Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

8.	Effect on Agreements

Except as expressly amended hereby, all of the terms and conditions of the Agreements (as defined in the Purchase Agreement), as amended, shall remain in full force and effect after the execution of this Agreement.
9.	Amendments and Waivers

The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.
10.	Notices

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement).

11.	Successors and Assigns

This Agreement may not be assigned by any party without the prior written consent of the other parties.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
12.	Execution and Counterparts

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.
13.	Expenses

The Issuer and the Company shall promptly reimburse the Purchaser, upon first written demand, for all actual and out-of-pocket costs and expenses incurred by the Purchaser in respect of (a) the negotiation, execution and delivery of the term sheet relating to this Agreement, this Agreement and any and all related agreements and documents, and (b) the enforcement of any right or remedy by the Purchaser against the Issuer and/or the Company under or in respect of the term sheet relating to this Agreement, this Agreement and any and all related agreements and documents.
14.	Further Assurances

The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.
15.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of law thereof that would defer to the substantive laws of another jurisdiction.
16.	Severability

If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
17.	Headings

The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.
[signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.
POLYMET MINING CORP.

By:	/s/ Jonathan Cherry
Name: Jonathan Cherry Title: Chief Executive Officer

By:	/s/ Patrick Keenan
Name: Patrick Keenan Title: Chief Financial Officer
POLY MET MINING, INC.

By:	/s/ Jonathan Cherry
Name: Jonathan Cherry Title: Chief Executive Officer

By:	/s/ Patrick Keenan
Name: Patrick Keenan Title: Chief Financial Officer
GLENCORE AG

By:	/s/ Andreas Hubmann
Name: Andreas Hubmann Title: Director

By:	/s/ Thomas Meier
Name: Thomas Meier Title: Officer